___________________________________ Invesco Capital Management LLC 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

October 31, 2025

Filed via EDGAR
David Irving, Jason Niethamer, Lulu Cheng and Sandra Hunter Berkheimer
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549
Subject:	Invesco Galaxy Solana ETF (the “Trust”) Amendment No. 1 to Registration Statement on Form S-1 Filed August 21, 2025 File No. 333-288318

Dear Mr. Irving, Mr. Niethamer, Ms. Cheng and Ms. Berkheimer:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence dated September 5, 2025 with regard to the Trust’s pre-effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on August 21, 2025 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.
Amendment No. 1 to Registration Statement on Form S-1
General
1.
Comment: We note your response to comment 7 and your revised placeholder with respect to the amount of the Trust's SOL that will be staked. Please confirm that you will quantify the percentage of the Trust's SOL that will be staked in a pre-effective amendment.

Response: The Trust acknowledges this comment and confirms that it has made updates to disclosure throughout the Registration Statement related to amount of the Trust's SOL that will be staked under normal circumstances. In particular, the Trust expects to stake “substantially all” of its SOL, less amounts left unstaked to satisfy foreseeable redemption requests. Accordingly, the Trust is not able to specify in the Registration Statement the exact percentage of the Trust's SOL that will be staked at any given time. Accordingly, the Trust confirms that it will publish and periodically update information on its website that quantifies the amount of the Trust's SOL that is staked.

2.
Comment: We note your response to prior comment 8. Under an appropriately captioned heading, please revise to provide a complete description of your liquidity risk policies and procedures. Please also disclose how the percentage of SOL that will be staked is consistent with your policies and procedures and describe any mechanisms planned to manage liquidity, as referenced on page 57. To the extent such policies and procedures are intended to be consistent with the exchange's proposed generic listing standards, please revise accordingly.

Response: The Trust has made updates to disclosure throughout the Registration Statement related to the staking program and staking liquidity risk policies and procedures.  The Trust confirms that the liquidity risk policies and procedures for the staking program will be consistent with the Exchange’s generic listing standards.

Prospectus Summary
The Trust’s Staking Program, page 5
3.
Comment: We note your response to comment 7 and we re-issue in part. Please further revise to quantify how the staking rewards will be allocated between the Trust, the Staking Provider and the Solana Custodian. In this regard, we note your disclosure that the Trust will receive a portion of the staking rewards earned through staking activities in the form of additional SOL tokens, and the remaining portion of the staking rewards will be retained by the Staking Provider and/or the Solana Custodian for providing and facilitating the staking activities.

Response: The disclosure has been revised to provide additional information about the Trust’s staking program. The Trust will provide further information related to the staking program in a subsequent amendment.
The Staking Provider(s), page 8
4.
Comment: To the extent the Trust intends to engage multiple Staking Providers, please revise to disclose the material terms of your staking agreement with each such Staking Provider. Please also file the staking agreement(s) as exhibit(s) if required by Item 601 of Regulation S-K. In addition, please revise to discuss the factors that the Sponsor will use to determine how much SOL to allocate among multiple Staking Providers.

Response: The Trust currently intends to engage one Staking Provider, though this plan remains subject to change. The Trust confirms that it will file a staking agreement as an exhibit to the Registration Statement in a subsequent amendment, to the extent applicable under Item 601 of Regulation S-K. The Trust also confirms that it will include applicable disclosure updates regarding the material terms of such agreement in a subsequent amendment to the Registration Statement.
Voting by Shareholders; Management, page 121
5.
Comment: We note your response to prior comment 9. We note your disclosure here and on page 126 that Shareholders have no voting rights except as authorized in the Sponsor’s discretion. Please revise throughout to disclose the circumstances under which the Sponsor may exercise discretion to authorize voting rights.

Response: The disclosure has been revised as requested.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.

Sincerely,

/s/ William McAllister
William McAllister, Esq. Senior Counsel Invesco Capital Management LLC

cc:     Adam Henkel, Esq.
 J. Stephen Feinour, Jr., Esq.
Mark R. Greer, Esq.
Miranda L. Sturgis, Esq.